

November 25, 2014

Via E-mail
Scott Way
General Counsel
LDR Holding Corporation
13785 Research Boulevard
Suite 200
Austin, Texas 78750

>   **Re: LDR Holding Corporation**
>   **Registration Statement on Form S-3**
>   **Filed November 5, 2014**
>   **File No. 333-199882**

Dear Mr. Way:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information Incorporated by Reference, page 36

1.   Please revise to incorporate specifically any reports filed subsequent to the initial filing date of this registration statement, such as the Form 10-Q filed on November 6, 2014. For guidance, please refer to Item 123.05 of Securities Act Forms Compliance and Disclosure Interpretations, available on the Commission's website.

2.   Please revise to incorporate by reference the description of the class of common stock that is contained in a registration statement filed under the Exchange Act of 1934. Refer to Item 12(a)(3) of Form S-3.

<u>Exhibits, page II-1</u>

3.   We note the index states that certain exhibits, including the legal opinion to be filed as exhibit 5.1 and the indentures to be filed as exhibits 4.3 and 4.4, may be filed by amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Exchange Act and incorporated by reference. Please file the opinion as well as the indentures, which may be open-ended, by means of a pre-effective amendment to the registration statement. For guidance, please refer to Item 212.19 of Securities Act Rules Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Ted A. Gilman